Filed by Six Flags Entertainment Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Six Flags Entertainment Corporation

Registration File No: 333-276255

Date: March 12, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) March 12, 2024

Six Flags Entertainment Corporation

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction

of incorporation)

1-13703	13-3995059
(Commission File Number)	(IRS Employer Identification No.)

1000 Ballpark Way Suite 400
Arlington, Texas	76011
(Address of principal executive offices)	(Zip Code)

(972) 595-5000

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.025 par value per share	SIX	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07	Submission of Matters to a Vote of Security Holders

On March 12, 2024, Six Flags Entertainment Corporation (the “Company” or “Six Flags”) held a special meeting of stockholders (the “Special Meeting”) to consider certain proposals related to the Agreement and Plan of Merger, dated as of November 2, 2023 (the “Merger Agreement”), by and among the Company, Cedar Fair, L.P., a Delaware limited partnership (“Cedar Fair”), CopperSteel HoldCo, Inc., a Delaware corporation and subsidiary of Cedar Fair and Six Flags (“Holdco”), and CopperSteel Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Holdco (“Copper Merger Sub”). The Merger Agreement provides that, among other things, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) Copper Merger Sub will merge with and into Cedar Fair (the “Cedar Fair First Merger”), with Cedar Fair continuing as the surviving entity and a wholly owned Subsidiary of HoldCo (the “Cedar Fair Surviving Entity”), (ii) Cedar Fair Surviving Entity will merge with and into HoldCo (the “Cedar Fair Second Merger”, together with the Cedar Fair First Merger, the “Cedar Fair Mergers”), with HoldCo continuing as the surviving corporation, and (iii) Six Flags will merge with and into HoldCo with HoldCo continuing as the surviving corporation, (the “Six Flags Merger,” together with the Cedar Fair Mergers, the “Mergers”).

As of January 24, 2024, the record date for the Special Meeting, there were 84,125,461shares of the Company’s common stock outstanding, of which 83,543,833 shares were entitled to vote at the Special Meeting. A total of 67,714,664 shares of common stock were present in person or represented by proxy at the Special Meeting, representing approximately 81.05% of the Company’s outstanding common stock as of the January 24, 2024 record date. The following are the voting results for the proposals considered and voted upon at the Special Meeting, all of which were described in the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on January 31, 2024.

1. Merger Agreement Proposal. To adopt the Merger Agreement, entered into by and among Six Flags, Cedar Fair, CopperSteel and Copper Merger Sub providing for a merger of equals through (i) the merger of Copper Merger Sub with and into Cedar Fair, with Cedar Fair continuing its existence as the surviving entity following the Cedar Fair First Merger as a direct subsidiary of CopperSteel, (ii) the subsequent merger of the Cedar Fair Surviving Entity with and into CopperSteel, with CopperSteel continuing as the surviving corporation, and (iii) the merger of Six Flags with and into CopperSteel, with CopperSteel continuing as the surviving corporation.

At the Special Meeting, the Company’s stockholders voted to approve the Merger Agreement Proposal. The table below sets forth the voting results for this proposal:

For	Against	Abstain	Broker Non-Votes
67,360,372	195,471	158,821	—

The completion of the Mergers are also subject to the satisfaction or waiver, in whole or in part (to the extent permitted by applicable law) of a number of conditions set forth in the Merger Agreement, including the receipt of regulatory approvals.

2. Compensation Advisory Proposal. To approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Six Flags’ named executive officers that is based on or otherwise relates to the Mergers.

At the Special Meeting, the Compensation Advisory Proposal did not receive the requisite vote of the Company’s stockholders and therefore was not approved. The table below sets forth the voting results for this proposal:

For	Against	Abstain	Broker Non-Votes
33,261,002	33,854,108	599,554	—

As there were sufficient votes to approve the Merger Agreement Proposal at the Special Meeting, the “Adjournment Proposal” described in the Company’s Definitive Proxy Statement was not presented to stockholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SIX FLAGS ENTERTAINMENT CORPORATION

By:	/s/ Christopher Neumann
Name: Christopher Neumann
Title: General Counsel and Corporate Secretary

Date: March 12, 2024